Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio)

					Period from
					Inception to
	Year Ended December 31,				December 31,
	2008	2007	2006	2005	2004
Computation of Earnings:
Pretax income (loss) from continuing operations	$(1,135,771)	$195,084	$183,507	$42,825	$8,065
Capitalized interest	(8,779)	(1,409)	—	—	—
Amortization of Capitalized Interest	88	—	—	—	—
Fixed charges (see below)	64,957	38,628	9,804	10,064	2,081

Total Earnings	(1,079,505)	232,303	193,311	52,889	10,146

Computation of Fixed Charges:
Estimated interest portion of rent	4,437	925	526	71	11
Interest expense, including amortization of debt expense	59,486	36,055	9,278	9,880	2,070
Realized gains/(losses) on derivative instruments included in interest expense	(7,745)	239	—	113	—
Capitalized interest	8,779	1,409	—	—	—

Total fixed charges	$64,957	$38,628	$9,804	$10,064	$2,081

Ratio of Earnings to Fixed Charges (1)	—	6.0x	19.7x	5.3x	4.9x

(1)	For the year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $1.1 billion. Pretax loss from continuing operations for the year ended December 31, 2008 includes $950.3 million and $376.7 million in impairment of goodwill and impairment of property and equipment charges, respectively.